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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

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                         For the Month of January 2004

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                         (Commission File. No 0-20390).

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                           ID BIOMEDICAL CORPORATION
                 (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                       Form 20-F         40-F   X
                                                 -----        -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                            Yes:         No:    X
                                                 -----        -----


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                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6



                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:  ID Biomedical Corporation
           Dean Linden
           Manager, Corporate Communications
           (604) 431-9314

           www.idbiomedical.com

For Immediate Release

             ID BIOMEDICAL ANNOUNCES UNITED STATES PATENT GRANT FOR
                         NON-LIVE FLUINSURE(TM) VACCINE

VANCOUVER, BC - JANUARY 14, 2004 - ID Biomedical announced today that it has received an official Notice of Allowance from the United States Patent and Trademark Office with respect to its patent application entitled, "Proteosome(TM) Influenza Vaccine". This newly issued patent covers Proteosome-based, non-live, intranasal subunit vaccine compositions for the prevention of influenza virus infection. The patent also covers methods to prepare the vaccine. Patent protection in the United States for subunit Proteosome influenza vaccines extends to February 15, 2021.

The Company notes that allowance of this patent further enhances the strategic development of a broad intellectual property estate surrounding patented core technology based upon vaccine formulations comprising Proteosome(TM) adjuvant/delivery technologies.

"This allowed patent represents several years of inventive contributions and scientific diligence by our research and development team," stated Todd R. Patrick, ID Biomedical's President and Chief Operating Officer. "Obtaining these patent claims, which we expect will be issued in many other countries as well, is a significant development in the Company's goal to be the first to market a non-living, subunit vaccine capable of being administered via a straightforward non-invasive, intranasal procedure."


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ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (i) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (ii) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (iii) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (iv) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING;
(v) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT,; (vi) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS;, AND (vii) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT
THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING
STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO
OBLIGATION TO UPDATE THEM.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation

                                  By: /s/ Anthony Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 14, 2004